MINTZ LEVIN                                                 One Financial Center
                                                               Boston, MA  02111
 Neil H. Aronson | 617 348 1809 |  nharonson@mintz.com              617-542-6000
                                                                617-542-2241 fax
                                                                   www.mintz.com



June 26, 2006



VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Jeff Jaramillo, Esq.
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

            Re:    Mooney Aerospace Group, LTD.
                   Form 10-KSB for the Fiscal Year Ended December 31, 2005
                   Form 10-KSB for the Fiscal Year Ended December 31, 2004
                   Form 10-QSB for the Quarterly Period Ended June 30, 2005
                   Form 10-QSB for the Quarterly Period Ended September 30, 2005 File No. 000-21749

Dear Mr. Jaramillo:

         The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated June 13, 2006 addressed to Gretchen L. Jahn, President and Chief Executive Officer of Mooney Aerospace Group, LTD., ("MASG") relating to the Form 10-KSB for the Fiscal Year Ended December 31, 2005, the Form 10-KSB for the Fiscal Year Ended December 31, 2004, the Form 10-QSB for the Quarterly Period Ended June 30, 2005 and the Form 10-QSB for the Quarterly Period Ended September 30, 2005 (the "Comment Letter"). On behalf of the Company, we respond as follows:

Form 10-KSB for the fiscal year ended December 31, 2005

Note 1. Organization and Significant Accounting Policies

Bankruptcy Proceedings

1. We note your response to our prior comment 1 under the heading "$1,033,000 Gain on Forgiveness of Debt." In this regard, please restate your financial statements for the year ended December 31, 2004 to correct the gain recognized on the forgiveness of debt by filing an amended Form 10-K for the fiscal year ended December 31, 2005 rather than an amended Form 10-K for the fiscal year ended December 31, 2004.



               Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

       BOSTON | WASHINGTON | NEW YORK | STAMFORD | LOS ANGELES | PALO ALTO
                              | SAN DIEGO | LONDON

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

June 26, 2006
Page 2


         Answer

         The Company will file an amended Form 10-KSB for the fiscal year ended December 31, 2005. The Amended Form 10-KSB will include restated financial statements for the year ended December 31, 2004 to correct the error in the calculation of the gain recognized on the forgiveness of debt consistent with your comment.


Transfer of MAC shares to and from Allen Holdings & Finance, Ltd.

2. We note your response to our prior comment number 2 in which you indicate that the transfer of MAC shares was accounted for as an exchange between entities under common control. In this regard, please confirm that the value assigned to the 5,000,000 shares of the Company's common stock issued in the Reorganization transaction to reacquire the MAC shares from Allen were valued in an amount equal to the carrying value (i.e., cost basis) of the net assets reacquired from Allen. If not, please revise your financial statements to value the 5,000,000 shares issued to Allen at an amount equal to the carrying value of the net assets acquired or explain why this is not required.

         Answer

         The 5,000,000 shares of common stock issued to Allen in the reorganization transaction were valued at an amount equal to the carrying value of MAC's net assets.


3. We note your response to our prior comment 4 in which you state that you will revise your financial statements for the three and six month periods ended June 30, 2004 and the three and nine month periods ended September 30, 2004 to eliminate the $4,258,000 loss on disposition. In this regard, please amend your 2005 10-K to reflect your proposed adjustment in your December 31, 2004 financial statements rather than revising your 2004 Form 10-Q's.

         Answer

         The $4,258,000 loss on disposition was reversed when MAC's net assets were reacquired from Allen in December 2004. As a result, the Company's financial statements for the twelve months ended December 31, 2004 did not reflect a gain or loss from the reorganization transaction and therefore, do not require adjustment for this item.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

June 26, 2006
Page 3

Restatements

4. As appropriate, please furnish footnote disclosure of your accounting treatment as it relates to the above corrections to your financial statements in accordance with the guidance in paragraph 37 of APBO No.
         20. Also please update your report of independent registered public accounting firm from its original date in accordance with 530.05 of SAS 1, as appropriate.

         Answer

         Pursuant to the guidance in paragraph 37 of APBO No. 20, the Company has revised Note 1 of the Notes to its Consolidated Financial Statements included in the Company's 2005 Amended Form 10-KSB by adding a paragraph describing the nature of the error and the effect of its correction on 2004's income before extraordinary items, net income and the related per share amounts.

         In order to expedite your review I am enclosing a marked copy of the 2005 Amended Form 10-KSB we plan to file on or before June 30, 2006. Please let us know prior to that date if we have fully addressed all of your concerns.

         In connection with the foregoing responses, the Company has asked us to confirm that it acknowledges the following:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Should you have any further questions, please do not hesitate to contact the undersigned at (617) 348-1809.

Sincerely yours,



Neil H. Aronson

NHA/cle
Enclosures
c:  Gretchen Jahn, CEO
    Barry Hodkin, CFO
    Steven Karol, Chairman
    James Wilcox, Audit Committee

                    U. S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                  FORM 10-KSB/A


(Mark One)


|X|   ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934

                   For the fiscal year ended December 31, 2005

                                       or

|_| TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                  For the transition period from _____ to _____

                          Commission File No. 000-21749

                          MOONEY AEROSPACE GROUP, LTD.

                 (Name of Small Business Issuer in its Charter)


           Delaware                                      95-4257380

(State or Other Jurisdiction of             (I.R.S. Employer Identification No.)
Incorporation or Organization)


      165 Al Mooney Road North, Kerrville, Texas                 78028

       (Address of Principal Executive Offices)               (Zip Code)

                                 (830) 896-6000

                (Issuer's Telephone Number, Including Area Code)

Securities registered under Section 12(b) of the Exchange Act: None

Securities registered under Section 12(g) of the Exchange Act:

                                      Units

                    Common Stock, par value $.0001 per share

Check whether the issuer: (1) Filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Risk of low-price stocks, including limitations on market liquidity.

The Securities and Exchange Commission classifies our Common Stock as a "penny stock". This classification severely and adversely affects the market liquidity for our Common Stock. Commission regulations define a "penny stock" to be any non-NASDAQ equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require delivery prior to any transaction in a penny stock a disclosure schedule prepared by the Commission relating to the penny stock market. Disclosure is required to be made about commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to disclose recent price information for the penny stock held in the account and information on the limited market in penny stocks.

As a "penny stock" shares of our common stock are subject to Rule 15g-9 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which imposes additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and "accredited investors" (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's prior written consent to the transaction. Consequently, the rule may adversely affect the ability of broker-dealers to sell our securities and may adversely affect the ability of holders of our securities to sell such securities in the secondary market.

We have accumulated a substantial deficit; we have a history of losses and continued lack of profitability could lead to a cessation of operations.


To date, we have incurred significant losses. At December 31, 2005, we had an accumulated stockholders' deficit of approximately $165,182,000. We have incurred net losses of $10,666,000 in 2004, and $13,553,000 in 2005. Losses prior to 2004 resulted principally from significant costs associated with the development of the Jetcruzer 500 and the acquisition of Mooney. We show a reduced loss in 2004 due to the cancellation of debt that was realized from the Amended Plan of Reorganization. This cancellation of debt resulted in a gain of $2,837,000. We expect to incur further losses in the future due to significant costs associated with manufacturing our aircraft, maintaining the necessary regulatory approvals, and marketing and selling our aircraft. There can be no assurance that sales of our aircraft will generate sufficient revenues to fund our continuing operations, that we will generate positive cash flow from our operations, or that we will attain or thereafter sustain profitability in any future period. If we do not begin to generate profits, we may be forced to cease or curtail our operations.


We will need additional financing; failure to obtain financing could lead to a cessation or curtailment of our operations.

We have substantial liquidity needs in the operation of our business. Because substantially all of our assets are encumbered and some of our existing debt agreements contain restrictions against additional borrowing, the options available to us for additional financing may be limited. We will need to obtain additional financing to continue the production of new aircraft and spare parts and to develop the business in general. Failure to obtain such additional financing would have a material adverse effect on our business and prospects and could require that we severely limit or cease our operations. Additional financing may not be available on acceptable terms or at all.

At December 31, 2005, the Company had $19.5 million of Secured Debenture Notes ("Debenture Notes") outstanding. The Debenture Notes are due on the third anniversary of the date the Debenture Notes were issued which is either June 16, 2006 or November 7, 2007. The Debenture Notes accrue interest at 8% payable at maturity. Pursuant to the terms of the Company's Amended Plan of Reorganization approved by the U.S. Bankruptcy Court for the District of Delaware on December 14, 2004, the Debenture Notes were convertible into the Company's common stock. The conversion right expired on October 15, 2005. In addition, pursuant to the Amended Plan of Reorganization, our obligation to pay certain unsecured notes (consisting of principal and interest) that were outstanding on June 10, 2004 and the interest that had accrued on the Debenture Notes through June 10, 2004 was discharged.

On November 13, 2003, we closed a long-term loan with Business Loan Express (`BLX"). This loan is guaranteed by the U. S. Department of Agriculture Business and Industry loan program. This loan is for $5,000,000 to MAC and is secured by many of the assets of the Company, with all unpaid principal and interest due on November 1, 2028.

In 2004 we obtained a revolving loan secured by a purchase money security agreement from Alpha Capital Aktiengesellschaft, Bristol Investments Fund Ltd., Edward Turin, MM&CTW Foundation Inc., Renaissance Development Holdings International, Ltd., Taria Inc., and TRW Holdings Party Ltd. to Mooney Airplane Company Inc. as borrower in the amount of $6,250,000 to purchase parts and materials for manufacture of Mooney airplanes. The security agreement was amended to state, among other things, that the maximum amount of the loan shall not exceed seven million five hundred thousand dollars ($7,500,000). The balance of this loan as of December 31, 2005 was $6,250,000. The interest being accrued on this loan is at 8% per annum. This note is convertible into shares of the Company's common stock at $2.22 per share.

Item 2. Facilities

We are currently leasing a 353,634 square feet building complex located in Kerrville, Texas at a monthly rent of $1,434 with set increases every 10 years. The lease commenced on March 1, 2004 and expires on September 2033. We leased an additional 34,400 square feet in 2005 for an additional monthly rental of $2,265. This rent remains level with the same expiration date as the main facility lease.

Item 3.  Legal Proceedings

All legal proceedings that arose prior to June 10, 2004 were discharged in bankruptcy.

Bankruptcy Proceedings

On June 10, 2004 the Company filed a voluntary petition in the United States Bankruptcy Court pursuant to Chapter 11 of Title 11 of the U. S. Code. On December 14, 2004 the U. S. Bankruptcy Court for the District of Delaware confirmed the Company's Amended Plan of Reorganization, which has been fully executed by the Company. A hearing on a final decree to close the bankruptcy case was heard by the Court on May 5, 2005. The Company received a full discharge at that time. The Amended Plan of Reorganization provided that the holders of all allowed unsecured claims against the Company are entitled to their pro-rata share of stock representing 46% of the Company.

All senior debentures continued to be secured by the stock of the Company's MAC subsidiary, after the stock transferred to the unsecured creditors, and the senior debenture holders also continued to be secured by MAC's assets. Similarly, the holder of the Factor indebtedness continued to be secured by MAC's aircraft and aircraft parts, and BLX continued to be secured by substantially all of MAC's other assets. All preferred shareholders received their pro-rata share of 2% of the stock of the Company, and all common shareholders received their pro-rata share of 2% of the stock of the Company. All allowed administrative expenses were paid in cash in full.

The Amended Plan of Reorganization was implemented by changing the capital structure to allow the Company to issue 9,800,000 new shares of common stock on confirmation. The Company's shares were subject to a reverse split so as to leave 200,000 shares for the common shareholders. On the effective date of the plan, December 15, 2004, there were a total of 10,000,000 issued shares. Of the newly issued shares, 5,000,000 were issued to the Allen Group in exchange for its transferring all of the shares of MAC to the Company, thereby giving Allen 50% of the shares of the Company. Furthermore, the Company is authorized to issue a total of 50 million shares. MAC's secured creditors previously had the right to convert debt of approximately $30,000,000 to 13,500,000 in additionally newly issued Company shares. This right expired in 2005 with respect to the secured debentures. The remaining convertible notes are collectively convertible into 4,211,712 shares of the Company's common stock.


All newly issued or newly issuable shares of the Company are free trading under Rule 3a (9), except that none could be traded until March 15, 2005 and then only 10% of the holder's shares could be traded each month thereafter. This restriction has now expired. The Company realized $ $2,837,000 of extraordinary gain from debt forgiveness in 2004 as a result of the discharge in bankruptcy of some of its debts.


On December 15, 2004 American Stock Transfer and Trust Co. issued about 10 million shares of new common stock to our creditors as required by the Amended Plan of Reorganization. As part of the Amended Plan of Reorganization existing shareholders were entitled to and were issued new shares of Mooney Aerospace Group, Ltd. ("MNYG") common stock based on a reverse stock split of 3,223 old MNYG shares for one share of new common stock , 200,000 shares were issued to the existing shareholders of record as of December 15, 2004. An additional 200,000 shares were issued to the preferred stockholders of record as of December 15, 2004. 4,975,000 shares were issued to Allen Holding & Finance Company Ltd., and about 4,600,000 shares were issued to the unsecured general creditors.

Transfer of MAC shares to and from Allen Holdings & Finance, Ltd.

On June 1, 2004 the Company announced that it had transferred all of the stock of MAC to Allen Holdings & Finance Ltd. All of these shares were transferred back to the Company on December 15, 2004 as provided for in the Amended Plan of Reorganization.

Legal Matters

The company has the following legal matters pending.

A lawsuit is pending in the Court of Common Pleas of Trumbull County, Ohio; Milisa K. Rizer, MD, Admin. of the Estate of Franklin M. Rizer, MD, Plaintiff,
v. Mooney Airplane Company Inc., et al., involving a claim for wrongful death for a fatal injury to an owner -operator

Item 8 b. Other Matters Subject to Disclosure

None.

Item 9: Directors, Executive Officers, Promoters and Control Persons, Compliance with Section 16(a) of the Exchange Act

Directors, Executive Officers and Significant Employees


As of April 17, 2006, our directors, executive officers and significant employees were as follows:



           Name         Age                      Positions Held

Steve Karol             51      Chairman of the Board of Directors
Gretchen L. Jahn        54      President, Chief Executive Officer and Director
Dr. Herbert Cordt       59      Director
Solomon Mayer           51      Director
David Schlaff           27      Director
Sam Rothman             51      Director
Tom Gray                56      Director
James Wilcox            57      Director
Barry Hodkin            51      Chief Financial Officer, Secretary and Treasurer
David Copeland (1)      44      Vice President Sales and Marketing
Alan Nitchman (1)       63      Vice President Customer Support

(1) Messrs. Copeland and Nitchman are included herein because they are considered to be significant employees.

Directors serve until the next annual meeting or until their successors are elected or appointed. All officers are appointed by and serve at the discretion of the board of directors, although Ms. Jahn has entered into an employment agreement. See "Management Employment Agreements." There are no family relationships between any of our directors and executive officers.

Steven E. Karol

Mr. Karol was elected to the Board of Directors in July 2005 and was elected Chairman of the Board of Directors in January 2006. Mr. Karol is the Managing Partner of Watermill Group which is comprised of Watermill Advisors and Watermill Ventures, providers of investment capital and strategic and other advisory services. In addition, Mr. Karol is the Chairman of the Board and Chief Executive Officer of HMK Enterprises, Inc., a privately-held investment company. He is a member of the Board of Directors of Inter-Tel Inc. (INTC) and StockerYale, Inc. (STKR). Mr. Karol received a B.S. in social psychology from Tufts University in 1976 and completed the President's Program on Leadership at Harvard University's Graduate School of Business Administration in 1997.

Gretchen L. Jahn

Ms. Jahn has been Chief Executive Officer of Mooney Aerospace Group, Ltd. and a Director since July 2005. From October 2004 to the present, Ms. Jahn has been the Chief Executive Officer of Mooney Airplane Company, Inc., a wholly owned subsidiary of the Company. From October 2003 to October 2004, Ms. Jahn served as the President and as a member of the Board of Directors of Knotridge Corporation. In August 1995, Ms. Jahn founded Aegis Analytical Corporation, and from August 1995 to October 2003, Ms. Jahn served as the President, Executive Vice President and Chief Executive Officer and from August 1995 to March 2004, she served as a member of the Board of Directors. Ms. Jahn serves on the Board of Directors of the Air Race Classic, Inc. Ms. Jahn received a B.A. in psychology (cum laude) from Lawrence University in 1973. Ms. Jahn received a M.A. in experimental psychology from the University of Colorado in 1975.

Dr. Herbert Cordt

Dr. Cordt was elected to the Board of Directors on July 28, 2005. From January 2002 to July 2005, Dr. Cordt served as a Chairman of Mobiltel EAD, a Bulgarian company. From September 1992 to the present, Dr. Cordt has been the Managing Partner of Cordt & Partner GmbH. Dr. Cordt received a LLD. from the University of Vienna in 1970 and a MSFS from Georgetown University in 1974.

Solomon Mayer

Mr. Mayer is a member of the board and audit committee. For more than five years prior to joining the board, Mr. Mayer acted as an independent investment manager and entrepreneur. His professional focus is in marketing. He was appointed to the board in April 2002.

David Schlaff

Mr. Schlaff was elected to the Board of Directors on July 28, 2005. From 2004 to present, Mr. Schlaff has been employed by LH Financial Services Corp. as a Financial Advisor. From 2002 to 2004, Mr. Schlaff was employed as a Junior Analyst with Forstmann-Leff Associates Inc. Mr. Schlaff received his B.A. in business administration from the Interdisiplinary Center Herziliya in 2001.

Sam Rothman

Mr. Rothman was appointed to the board in December 2001. He was elected Chairman of the Board on August 19, 2002. Mr. Rothman has been self-employed in real estate and security investments during the past five years.

Tom Gray


Mr. Gray was elected to the Board of Directors on July 28, 2005. From February 2004 to present, Mr. Gray has served as the Managing Director of Mooney Airplane Company, Inc., a wholly owned subsidiary of the Company. From 2001 to the present, Mr. Gray has served as the President of Telecom Expert Group. From July 2000 to the present, Mr. Gray has served as the President of Thomas H. Gray Inc. From August 2000 to April 2001, Mr. Gray served as President of the Business Unit of FLAG Telecom Ltd. From February 2000 to July 2000, Mr. Gray served as the Chief Executive Officer of iTravelPartners and approximately one year subsequent to his departure iTravelPartners filed Articles of Dissolution with the State of Florida whereby the company sold its assets and dissolved. Mr. Gray has a consulting contract with the company that is effective from January 1, 2005 to December 31, 2006 Mr. Gray received his B.A. and his M.A. in History from Loyola University of Chicago in 1969 and 1975 respectively. Mr. Gray received his MBA from the Keller Graduate School of Management in 1985. Mr. Gray resigned as a director of the Company on May 1, 2006.


James Wilcox

Mr. Wilcox was elected to the Board of Directors on March 7, 2006. Mr. Wilcox is the founder and Principal of Pivotal Strategies, Inc., a firm providing interim executive management services to smaller and middle market businesses during periods of corporate transition. Since 2004, he has also served as an Executive-in-Residence at Watermill Ventures and is a member of its Investment Committee. Prior to establishing Pivotal Strategies, Mr. Wilcox held a number of executive management positions. From 1998 to 1999 he served as CFO of Key Components, Inc., a holding company for a number of industrial manufacturers. From 1992 to 1998 he was with Systems Engineering and Manufacturing Corp., a manufacturer of custom engineered electroplating equipment and waste treatment systems, where he held a number of executive positions including Chief Financial Officer, Chief Operating Officer and Chief Executive Officer. Mr. Wilcox received his B.A. in Economics from Ursinus College, his M.S. in Accounting from Northeastern University and he is also a CPA.

Barry Hodkin

From March 2005 to the present, Mr. Hodkin has been the Chief Financial Officer of Mooney Airplane Company, Inc., a wholly owned subsidiary of the Company. From March 2004 to March 2005, Mr. Hodkin served as the Chief Operating Officer of Mooney Airplane Company, Inc. From October 2002 to March 2004, Mr. Hodkin was the President and Chief Financial Officer of Strojkov Engineering. From March 2001 to October 2002, Mr. Hodkin was the Executive Vice President and Chief Financial Officer of Superstav, a construction equipment manufacturer. From February 2000 to March 2001, Mr. Hodkin was the Managing Director and General Manager of Fermec International, a construction equipment manufacturer. Mr. Hodkin received a B.A. (with honors) in accounting and financial control from Lancaster University, Lancaster, England in 1977.

David Copeland

From May 2004 to the present, Mr. Copeland has been Vice President Sales and Marketing of Mooney Airplane Company, Inc., a wholly owned subsidiary of the Company. From 2000 to 2004, Mr. Copeland was Vice President, Worldwide Sales and Marketing of Raytheon Aircraft Company.

Alan Nitchman

Mr. Nitchman has been Vice President Customer Support for Mooney Airplane Company, Inc., a wholly owned subsidiary of the Company since January 2005. From 1997 to 2005, Mr. Nitchman was Executive Vice President and Chief Operating Officer of Elliot Aviation, Inc., a provider of corporate aviation support services for the light to medium turbo-prop and jet aviation markets.

Board Committees


At April 17, 2006, committees of the Board of Directors were as follows:


Audit Committee

The Company has an Audit Committee consisting of Messrs. Wilcox (Chairman), Karol and Mayer. Mr. Wilcox is a "financial expert" as defined by SEC rules.

Governance Committee


The Company's Governance committee is comprised of Messrs. Cordt (Chairman), Gray and Mayer. Mr. Gray resigned as a director and member of the Governance Committee on May 1, 2006.


Finance Committee

The Company's Finance Committee is comprised of Messrs. Karol (Chairman), Cordt, Schlaff and Rothman.

Compensation Committee

The Company's Compensation Committee is comprised of Messrs. Karol (Chairman), Mayer and Schlaff.

Code of Ethics

The Company has adopted a Code of Ethics.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our officers, directors, and persons who beneficially own more than 10% of our common stock to file reports of securities ownership and changes in such ownership with the Securities and Exchange Commission ("SEC"). Officers, directors and others who own greater than 10% beneficial owners are also required by rules promulgated by the SEC to furnish us with copies of all Section 16(a) forms they file.

Based solely upon a review of the copies of such forms furnished to us, or written representations that no Form 5 filings were required, we believe that during the fiscal year ended December 31, 2005, there was compliance with all
Section 16(a) filing requirements applicable to our officers, directors and other with greater than 10% beneficial owners.

Item 11: Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.


The following table sets forth certain information regarding our common stock beneficially owned on March 31, 2006 by (i) each person who is known by us to own beneficially or exercise voting or dispositive control over 5% or more of our Common Stock, (ii) each Director and (iii) all executive officers and directors as a group. Except as otherwise indicated, all stockholders have sole voting and investment power with respect to the shares listed as beneficially owned by them, subject to the rights of spouses under applicable community property laws.


                                                       Number of                  Percentage of
             Name and Address                            Common                    Beneficial
            Of Beneficial Owner                          Shares                     Ownership
            -------------------                        ---------                    ---------
Allen Holdings & Finance Ltd.                          4,925,000                     33.180%
Alpha Capital AG                                       3,057,616 (1)                 22.740%
Esquire Trade & Finance Inc.                             471,263                      3.180%
Guaranty & Finance Corporation                           319,798                      2.150%
Libra Finance S.A.                                       104,780                      0.710%
Renaissance Development Holdings                         917,456 (2)                  6.820%
TRW Holdings PTY. Limited                                362,858 (3)                  2.700%
Tusk Investments                                         828,182                      5.580%
All directors and officers as a group (4 persons)         22,215                      0.003%


(1) Includes 2,089,554 shares of common stock issuable upon conversion of secured promissory notes.

(2) Includes 367,874 shares of common stock issuable upon conversion of secured promissory notes.

(3) Includes 179,028 shares of common stock issuable upon conversion of secured promissory notes.

Except as otherwise indicated, the address of each principal stockholder is c/o Mooney Aerospace Group, Ltd. at 165 Al Mooney Road North, Kerrville, TX 78028. We believe that all persons named have sole voting power, subject to community property laws where applicable.

All beneficial owners showing a percentage ownership of 9.99% are restricted by a stipulated ownership restriction. Their investment if totally converted would exceed this restriction.

Item 12. Certain Relationships and Related Party Transactions.


Tom Gray, a former director and former Managing Director of MAC, through Thomas
H. Gray Inc., dba Telecom Expert Group ("TEG") provides various business and information technology consulting services to the Company. During 2005 and 2004, MAC incurred fees of $195,712 and $654,920 to TEG for consulting services.


During 2005, the Company borrowed $9,684,000 from one of its stockholders, Alpha Capital AG. The terms of the loan including interest rate and maturity date are in the process of being determined. No interest has been recorded on the loan. Any interest payable on the loan will increase our net loss and our stockholders' deficiency.

During 2005, Gretchen Jahn, the Company's President and Chief Executive Officer, purchased an Ovation 2 GX from the Company at full list price. The Company subsequently leased the airplane from Ms. Jahn upon normal commercial terms. Under the terms of the lease, the Company is responsible for insurance and maintenance.

                                   SIGNATURES


         In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on the 23rd day of June, 2006.


                          MOONEY AEROSPACE GROUP, LTD.


                          By:    /s/ Gretchen L. Jahn
                                 -----------------------------------------------
                                 Gretchen L. Jahn
                                 President and Chief Executive Officer

         In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.



                       Signature                                         Title                              Date
-----------------------------------------------------  ----------------------------------------  --------------------------
                                                          President and Chief Executive
                /s/ Gretchen L. Jahn                      Officer, Director                             June 23, 2006
-----------------------------------------------------     (Principal Executive Officer)
                    Gretchen L. Jahn

                                                          Chief Financial Officer,
                 /s/ Barry Hodkin                         Secretary and Treasurer,                      June 23, 2006
-----------------------------------------------------     (Principal Financial Officer and
                     Barry Hodkin                         Principal Accounting Officer)

                                                          Director                                      June   , 2006
-----------------------------------------------------
                     Herbert Cordt

                  /s/ Steven E. Karol                     Director                                      June 23, 2006
-----------------------------------------------------
                      Steven E. Karol

                /s/ Solomon Mayer                         Director                                      June 23, 2006
-----------------------------------------------------
                    Solomon Mayer

                                                          Director                                      June   , 2006
-----------------------------------------------------
                      Sam Rothman

                /s/ David Schlaff                         Director                                      June 23, 2006
-----------------------------------------------------
                    David Schlaff

                /s/ James D. Wilcox                       Director                                      June 23, 2006
-----------------------------------------------------
                    James D. Wilcox

             Report of Independent Registered Public Accounting Firm


To the Board of Directors and Stockholders of Mooney Aerospace Group, Ltd.
Kerrville, Texas

We have audited the accompanying balance sheets of Mooney Aerospace Group, Ltd. and subsidiary as of December 31, 2005, and the related statements of operations, stockholders' equity, and cash flows for each of the two years then ended . These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and the results of its operations and its cash flows for each of the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company has incurred significant losses from operations since its inception and has a working capital deficiency. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ Bernstein & Pinchuk LLP

Certified Public Accountants


New York, New York


March 24, 2006, except for the correction of an error disclosed in Note 1, Restatement - Correction of an Error, and its effect on the gain on forgiveness of debt and earnings per share on the Consolidated Statement of Operations, and the Consolidated Statement of Cash Flows for the year ended December 31, 2004, and the related cumulative effect on the equity section of the Balance Sheet as of December 31, 2005, as to which the date is June 21, 2006.

                   Mooney Aerospace Group, Ltd. and Subsidiary
                           Consolidated Balance Sheet
                                December 31, 2005



                                     ASSETS
                                                                                2005
                                                                           -------------
Current Assets
     Cash and cash equivalents                                             $     637,000
     Accounts receivable                                                         393,000
     Other receivables                                                           636,000
     Inventory                                                                13,910,000
     Prepaid expenses and other current assets                                 1,794,000
                                                                           -------------
         Total current assets                                                 17,370,000
                                                                           -------------
Property and Equipment - at cost, net of accumulated
     depreciation and amortization                                             4,529,000

Trade Name                                                                     1,802,000
Other Assets                                                                     243,000
                                                                           -------------
                                                                               6,574,000
                                                                           -------------
                                                                           $  23,944,000
                                                                           =============

                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current Liabilities
     Accounts payable                                                      $   1,289,000
     Accrued taxes and expenses                                                3,713,000
     Accrued interest and penalties                                            4,873,000
     Notes payable, current portion                                            6,407,000
     Note payable, revolver                                                    6,250,000
     Loans from stockholders                                                   9,684,000
     Secured debentures                                                       19,534,000
                                                                           -------------
Total current liabilities                                                     51,750,000
                                                                           -------------
Notes Payable                                                                  7,879,000

Environmental Cleanup Liability                                                  265,000

Stockholders' Deficiency
     Common stock, $0.0001 par value; 50,000,000 shares authorized;
         shares issued and outstanding 10,631,071                                  1,000
     Additional paid in capital                                              129,231,000
     Accumulated deficit                                                    (165,182,000)
                                                                           -------------
                                                                             (35,950,000)
                                                                           -------------
                                                                           $  23,944,000
                                                                           =============


   The accompanying notes are an integral part of these financial statements.

                   Mooney Aerospace Group, Ltd. and Subsidiary
                      Consolidated Statements of Operations
                     Years Ended December 31, 2005 and 2004



                                                               2005                 2004
                                                           ------------         ------------
Net Sales                                                  $ 42,083,000         $ 19,314,000

Cost of Sales                                                39,114,000           17,553,000
                                                           ------------         ------------
Gross Margin                                                  2,969,000            1,761,000
                                                           ------------         ------------
Operating Expense
     Research and development expenses                        1,230,000              748,000
     Selling and support expenses                             4,920,000            4,430,000
     General and administrative expenses                      6,403,000            4,538,000
                                                           ------------         ------------
                                                             12,553,000            9,716,000
                                                           ------------         ------------
Loss from Operations                                         (9,584,000)          (7,955,000)
                                                           ------------         ------------
Other Income (Expense)
     Interest income                                              1,000                2,000
     Other income (expense), net                               (210,000)                  --
     Amortization of debt issue costs and discount               (5,000)                  --
     Interest expense                                        (3,682,000)          (2,044,000)
     Gain on sale of fixed asset                                (73,000)              51,000
Reorganization Items
     Settlement charges                                              --           (2,321,000)
     Professional fees                                               --           (1,236,000)
     Gain on forgiveness of debt                                     --            2,837,000
                                                           ------------         ------------
                                                             (3,969,000)          (2,711,000)
                                                           ------------         ------------
Loss Before Provision for Income Taxes                      (13,553,000)         (10,666,000)

Provision for Income Taxes                                           --                   --
                                                           ------------         ------------
Net Loss                                                   $(13,553,000)        $(10,666,000)
                                                           ============         ============
Net Loss Per Share - Basic and Diluted                     $      (1.30)        $      (1.07)
                                                           ============         ============
Weighted Average Shares Outstanding
     Basic                                                   10,457,556            9,998,000
                                                           ============         ============
     Diluted                                                 10,457,556            9,998,000
                                                           ============         ============


   The accompanying notes are an integral part of these financial statements.

                   Mooney Aerospace Group, Ltd. and Subsidiary
               Consolidated Statement of Stockholders' Deficiency



                                                                           Additional
                                                                             Paid in             Accumulated
                                                                             Capital               Deficit                Total
                                                                          -------------         -------------         -------------
Balance, December 31, 2003                                                $  96,360,000         $(140,964,000)        $ (42,476,000)

Conversion of preferred stock to class A                                        319,000                                          --
Conversion of debentures to class A                                             109,000                                     117,000
Conversion of accrued interest to class A                                        21,000                                      23,000
Issuance of common stock for professional services                               83,000                                      89,000
                                                                          -------------         -------------         -------------
Balance prior to bankruptcy write-off                                        96,892,000          (140,964,000)          (41,247,000)

Cancellation of stock per reorganization agreement                                   --                                  (1,825,000)
Issuance of new common stock                                                 30,940,000                 1,000            32,942,000
Net loss                                                                                          (10,666,000)          (10,666,000)
                                                                          -------------         -------------         -------------
Balance, December 31, 2004                                                  127,832,000          (151,629,000)          (23,796,000)

Conversion of debentures to common                                            1,392,000                                   1,392,063
Issuance of common stock for professional services                                7,000                                       7,000
Net loss                                                                                          (13,553,000)          (13,553,000)
                                                                          -------------         -------------         -------------
Balance, December 31, 2005                                                $ 129,231,000         $(165,182,000)        $ (35,949,937)
                                                                          =============         =============         =============




   The accompanying notes are an integral part of these financial statements.

                   Mooney Aerospace Group, Ltd. and Subsidiary
                      Consolidated Statements of Cash Flows
                     Years Ended December 31, 2005 and 2004



                                                                                 2005                     2004
                                                                             ------------            ------------
CASH FLOW FROM OPERATING ACTIVITIES:
     Net loss                                                                $(13,553,000)           $(10,666,000)
     Adjustment to reconcile net loss to net cash
         used in operating activities:
              Extraordinary gain on forgiveness of debt                                --              (2,837,000)
              Non-cash professional service expense                                 7,000                      --
              Depreciation and amortization expense                               940,000                 819,000
              Income from disposition of property and equipment                        --                 (51,000)
              Environmental cleanup accrual                                      (115,000)                381,000

     Changes in operating assets and liabilities:
         Accounts receivable                                                    1,175,000              (1,440,000)
         Other receivables                                                      1,010,000              (1,646,000)
         Inventory                                                              1,146,000              (6,390,000)
         Prepaid expenses and other current assets                             (1,402,000)               (208,000)
         Other assets                                                             158,000                (401,000)
         Accounts payable                                                        (862,000)                410,000
         Accrued expenses                                                       1,080,000                (489,000)
         Accrued interest                                                       3,194,000               1,920,000
         Accrued warrant liability                                                170,000                 164,000
         Accrued taxes payable                                                     51,000                 286,000
         Accrued used aircraft trade in liability                                (416,000)                416,000
         Accrued legal and audit                                                       --                   5,000
         Deferred revenue                                                      (1,376,000)              1,595,000
                                                                             ------------            ------------
              Net cash used in operating activities                            (8,793,000)            (18,132,000)
                                                                             ------------            ------------
CASH FLOW FROM INVESTING ACTIVITIES:
     Purchase of property and equipment                                        (1,628,000)               (818,000)
     Proceeds from disposition of property and equipment                          152,000                  51,000
                                                                             ------------            ------------
              Net cash used in investing activities                            (1,476,000)               (767,000)
                                                                             ------------            ------------
CASH FLOW FROM FINANCING ACTIVITIES:
     Proceeds from issuance of notes payable-net                                1,170,000              27,574,000
     Proceeds from stockholder loans                                            9,684,000                      --
     Payment for debt issue costs                                                      --                 379,000
     Payments on notes payable                                                         --             (10,177,000)
     Notes payable related party                                                   (7,000)                  7,000
                                                                             ------------            ------------
              Net cash provided by financing activities                        10,847,000              17,783,000
                                                                             ------------            ------------
NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS                                                             578,000              (1,116,000)

CASH AND CASH EQUIVALENTS, Beginning of year                                       59,000               1,175,000
                                                                             ------------            ------------
CASH AND CASH EQUIVALENTS, End of year                                       $    637,000            $     59,000
                                                                             ============            ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
     Interest paid                                                           $    391,000            $    414,000
                                                                             ============            ============
     Income taxes paid                                                       $         --            $         --
                                                                             ============            ============


   The accompanying notes are an integral part of these financial statements.

Supplemental Schedule of Non-Cash Investing and Financing Activities:

During the year ended December 31, 2005, the Company: 1) converted $1,392,000 of Secured convertible debentures into 627,293 shares of Common stock valued at $1,392,590 and 2) issued 6,000 shares of Common stock valued at $6,900 in settlement of professional services.

During the year ended December 31, 2004, the Company: 1) converted 8,352 shares of Series A preferred stock into 23,271,576 shares of Class A common stock valued at $321,000, 2) converted $1,938,000 of convertible debentures into 83,972,946 shares of Class A common stock, 3) converted $550,000 of accrued interest into 15,821,497 shares of Class A common stock, 4) issued 64,110,453 shares of Class A common stock in settlement of professional services. In addition, during the year ended December 31, 2004, the Company consummated a reverse split of the Class A common stock into a new issue of common stock per the Amended Plan of Reorganization. There was a conversion of 644,579,000 shares of Class A common stock into 200,000 shares of the new issue of common stock.

Note 1 - Organization and Significant Accounting Policies

Organization and Line of Business

Mooney Aerospace Group, Ltd., formerly known as Advanced Aerodynamics & Structures, Inc. (the "Company" or "Mooney"), was incorporated under the laws of the State of California on January 26, 1990. In July 1996, the Company reincorporated by merging into a newly formed corporation in Delaware. Upon approval of the Company's Board of Directors and the State of Delaware, the Company, on July 23, 2002, changed its the name from Advanced Aerodynamics & Structures, Inc. to Mooney Aerospace Group, Ltd. The consolidated financial statements as of December 31, 2003 and for the two years then ended have been adjusted to reflect this name change.

On April 19, 2002, the Company completed the acquisition of certain assets and the assumption of certain liabilities of Mooney Aircraft Corporation ("MACorp") out of bankruptcy through its newly formed and wholly owned subsidiary, Mooney Airplane Company ("MAC"), for approximately $9,881,000 (see Note 2). MACorp was an operating company that had a long history of generating revenue.

After the acquisition, the Company's business operations included (i) the design and manufacture of four-place, single-engine, retractable gear aircraft, (ii) sale of spare parts for Mooney aircraft, (iii) manufacture of aircraft components for other aerospace companies, and (iv) service and repair of aircraft. Aircraft sales, both domestic and international, are largely through a Mooney Marketing Center distribution system. Spare parts are sold worldwide through a Mooney service center distribution system. The manufacture of aircraft components and the Company's service and repair of aircraft are primarily domestic operations.

Since its inception in 1990 to June 30, 2002, the Company was in the development stage, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 7 and had accumulated a deficit while in the development stage of $99,216,000. Effective July 1, 2002, the Company was no longer considered to be in the development stage due to its acquisition of MACorp's assets and business.

Basis of Presentation


The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company has incurred a cumulative net loss of $165,182,000 as of December 31, 2005. The Company also has a working capital deficiency of $35,950,000 as of December 31, 2005.


These conditions raise substantial doubt as to the Company's ability to continue as a going concern. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management plans to take the following steps that it believes will be sufficient to provide the Company with the ability to continue in existence:

a) The Company's management team has developed a financial plan to address its working capital requirements. The plan will substantially improve the Company's ability to meet its working capital requirements throughout the year ended December 31, 2006. The plan includes obtaining additional short term funding for increased working capital consistent with the planned growth of the Company.

b) The Company is in default of agreements covering approximately $5.9 million of indebtedness. Management is negotiating with its lenders to cure the defaults. In addition, management has retained special legal counsel and a financial advisory firm to assist the Company in evaluating its capital structure and strengthening its balance sheet. During 2005, the Company's stockholders loaned the Company approximately $9.7 million to fund its operations.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Mooney Airplane Company ("MAC"), incorporated under the laws of the state of Delaware on March 4, 2002 (see Note
2). All inter-company accounts and transactions have been eliminated.


Restatement - Correction of an Error

Subsequent to the issuance of our consolidated financial statements for the year ended December 31, 2004, we discovered the gain that resulted from the forgiveness of debt had been calculated incorrectly. Correction of the error reduced 2004's net loss and net loss per share as follows:


                                                                Year Ended
                                                             December 31, 2004
                                                             -----------------

 Net Income (Loss) prior to correction of the error           $   (12,470,000)
 Correction of gain from forgiveness of debt                        1,804,000
                                                              ---------------
 Restated Net Income (Loss)                                   $   (10,666,000)
                                                              ===============

 Net Income (Loss) per Share prior to correction of error     $         (1.25)
 Correction of gain from forgiveness of debt                             0.18
                                                              ---------------
 Restated  Net Income (Loss) per Share                        $         (1.07)
                                                              ===============


The consolidated financial statements for the year ended December 31, 2004 included in this Amended Form 10-KSB have been restated to reflect the correction of the error.


Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. As of December 31, 2005 and 2004, the Company used estimates in determining the realization of its accounts receivable, inventory and its intangible assets. Actual results could differ from these estimates.

Fair Value of Financial Instruments

For certain of the Company's financial instruments, including cash, accounts receivable, inventory, other current assets, accounts payable, accrued expenses, accrued interest and advanced deposits, the carrying amounts approximate fair value due to their short maturities. The unsecured creditors, and the senior debenture holders will also continue to be secured by MAC's assets. Similarly, the holder of the factor indebtedness will continue to be secured by MAC's aircraft and aircraft parts, and BLX will continue to be secured by substantially all of MAC's other assets. All preferred shareholders received their pro-rata share of 2% of the stock of the Company, and all common shareholders received their pro-rata share of 2% of the stock of the Company. All allowed administrative expenses were paid in cash in full.

The Amended Plan of Reorganization was implemented by restructuring its share structure to allow the Company to issue 9,800,000 new shares on confirmation. The Company's shares were subject to a reverse split so as to leave 200,000 shares for the common shareholders. On the effective date of the plan, December 15, 2004, there were a total of 10,000,000 issued shares. Of the newly issued shares, 5,000,000 were issued to the Allen Holdings and Finance, Ltd. (Allen) in exchange for its transferring all of the shares of MAC to the Company, thereby giving Allen 50% of the shares of the Company. Furthermore, the Company is authorized to issue a total of 50 million shares, and MAC's secured creditors have the right to convert debt of approximately $30,000,000 to, at the secured creditor's option, 13,500,000 in additionally newly issued Company shares. The conversion right expired in 2005.


All newly issued or newly issuable shares of the Company are free trading under Rule 3a (9), except that none could be traded until March 15, 2005 and then only 10% of the holder's shares can be traded each month thereafter. The Company realized $2,837,000 of extraordinary gain from debt forgiveness as a result of the discharge in bankruptcy of its debts.


Transfer of MAC shares to and from Allen Holdings & Finance, Ltd.

On June 1, 2004 the Company announced that it had transferred all of the stock of MAC to Allen Holdings & Finance Ltd.. All of these shares were transferred back to the Company on December 15, 2004 as provided for in the Amended Plan of Reorganization.

Note 2 - Acquisitions

The Company acquired Mooney Aircraft Corporation's ("MACorp") assets out of bankruptcy. Historically, MACorp produced top of the line, single engine piston airplanes including the Eagle, the Ovation 2, and the Bravo, which are considered to be performance leaders in the four-passenger single engine aircraft market. MACorp is located in Kerrville, Texas. On February 6, 2002, the U.S. Bankruptcy Court in San Antonio, Texas, approved an operating agreement which allowed the Company to manage MACorp while a plan of reorganization was prepared for approval. MACorp had operated under the protection of Chapter 11 bankruptcy since July 2001.

On February 8, 2002, the Company purchased Congress Financial Corporation's position (the "Congress Position") as senior secured creditor for MACorp. Under the terms of the Assignment and Assumption Agreement, the purchase price paid by the Company in connection with the acquisition of the Congress Position was $8,000,000 with $3,500,000 paid in cash and $4,500,000 payable in secured notes. Each note is secured by substantially all the assets acquired from MACorp. As additional security for the Company's compliance with the fulfillment of its obligations pursuant to the Assignment and Assumption Agreement and the acquisition notes, the Company delivered to Congress Financial Corporation a Limited Recourse Secured Promissory Note for $5,700,000. This note was a contingent note, payable only in the event that the Company defaulted under the terms of the original acquisition notes. In November 2003, all of the Congress Financial Corporation notes were paid in full and, as of December 31, 2003, the Company had no obligations to Congress Financial Corporation.

On March 18, 2002, the bankruptcy court approved the sale of MACorp's assets to the Company, which was completed on April 19, 2002. On April 19, 2002, the Company completed the acquisition of certain assets and the assumption of certain liabilities of MACorp through its newly formed and wholly owned subsidiary, MAC, for approximately $9,881,000. Of the total consideration paid, approximately $4,082,000 was in cash, of which, $3,500,000 was paid directly to Congress; $4,500,000 was in the form of notes payable to Congress; 3,260,871 shares of Class A Common Stock were issued with a fair value of $900,000, and warrants to purchase 3,623,189 shares of Class A Common Stock were issued with a fair value of $399,000. Assets purchased included trade name, inventory and property, and equipment, and totaled $1,802,000, $4,833,000 and $5,193,000 respectively. Liabilities assumed totaled $1,947,000.

This transaction was accounted for by the purchase method of accounting, as required by SFAS No. 141, "Business Combinations", and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based upon the estimated fair values at the date of acquisition. The allocation is preliminary, and may be adjusted upon the completion of an appraisal of the property and equipment and other future analysis during the allocation period, not to exceed one year.

The operating results of the acquisition are included in the Company's consolidated results of operations from April 19, 2002.

Note 10 - Commitments and Contingencies

Litigation

The company has the following legal matters pending.

A lawsuit is pending in the Court of Common Pleas of Trumbull County, Ohio; Milisa K. Rizer, MD, Admin. Of the Estate of Franklin M. Rizer, MD, Plaintiff,
v. Mooney Airplane Company Inc., et al., involving a claim for wrongful death for a fatal injury to an owner -operator from an aircraft accident on March 20, 2003. The case is early in the discovery process and the likelihood of an adverse judgment in excess of available insurance is unlikely.

A lawsuit is pending in the Circuit Court of Clinton County, Michigan; Chad Collins and Colleen Denise Collins, Plaintiffs, v. Mooney Aircraft Corporation, Mooney Airplane Company, Inc., et al., involving a breach of warranty and bodily injury claim for an aircraft purchased in 2001, prior to Mooney Airplane Company Inc. asset purchase. The likelihood of an adverse judgment is remote.

Two consolidated lawsuits are pending in the Civil District court of the Parish of New Orleans, LA.; Lester A. Bautista, et al., Plaintiffs, V. Mooney Airplane Company, Inc. The case involves an aircraft purchased in 1992, prior to Mooney Airplane Company, Inc.'s asset purchase. The likelihood of an adverse judgment is remote.

Two lawsuits are pending (i) in the U.S. District Court of the Southern District of New York; Alfreda Smith Ovesen, Personal representative of Svend A. Ovesen and Crucian International, Inc. v. Mitsubishi Heavy Industry Ltd. Et al., and
(ii) Alfreda Smith Ovesen, Personal representative of Svend A. Ovesen and Crucian International, Inc. v. Mitsubishi Heavy Industry Ltd. involving an MU-2 purchased in 1972. The likelihood of an adverse judgment is remote.

A lawsuit entitled Advance Aerodynamics & Structures, Inc. et al., v. AVAQ Group, Inc. and Paul S. Dopp was filed in the Western District of Texas, San Antonio Division. The action alleges affirmative claims for declaratory relief made by the company and two of its present or former officers against defendants for alleged claims arising out of the acquisition of the assets of Mooney Aircraft Corporation. Judgment was rendered denying all claims. Paul Dopp subsequently filed pleadings in the Mooney Aircraft Corporation chapter 7 bankruptcy case in San Antonio. The bankruptcy court denied the claims; however, in a letter dated August 26, 2004, the court referred the allegations to the appropriate governmental agencies for investigation. There has been no response by the governmental agencies and the claims have not further materially changed.

Note 11 - Employee Benefits

The Company has a 401(k) Plan for its employees. For the years ended December 31, 2005 and 2004, the Company did not make any contributions to the Plan.

Note 12 - Related Party Transactions


Tom Gray, a former director and former Managing Director of MAC, through Thomas
H. Gray Inc., dba Telecom Expert Group ("TEG") provides various business and information technology consulting services to the Company. During 2005 and 2004, MAC incurred fees of $195,712 and $654,920 to TEG for consulting services.


During 2005, the Company borrowed $9,684,000 from one of its stockholders, Alpha Capital AG. The terms of the loan including interest rate and maturity date are in the process of being determined. No interest has been recorded on the loan. Any interest payable on the loan will increase our net loss and our stockholders' deficiency.

During 2005, Gretchen Jahn, the Company's President and Chief Executive Officer, purchased an Ovation 2 GX from the Company at full list price. The Company subsequently leased the airplane from Mr. Jahn upon normal commercial terms. Under the terms of the lease, the Company is responsible for insurance and maintenance.

Note 13 - Subsequent Event

In January 2006, the Company was approved for a non-interest bearing Texas Agricultural Loan in the amount of $750,000. No amounts have been drawn against the loan. When drawn, loan proceeds will be used for plant improvements.